November 23, 2020

VIA EDGAR

Ms. Elena Stojic
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re: American Century Growth Funds, Inc. (the “Registrant”)
File Nos. 333-132114; 811-21861

Dear Ms. Stojic:

This letter responds to your comments that we discussed on November 2, 2020, relating to the Amendment to the Registrant’s Registration Statement, for the principal purpose of adding disclosure relating to the conversion of the Focused Dynamic Growth Fund’s Advisor Class into the A Class. For your convenience, we restate each of your comments prior to our responses.

1.Comment: We note that the A Class shares are assessed a management fee of 1.02%, while the R6 Class is assessed .67% and the G Class fee has been waived entirely. Please advise us why charging different management fees for what appears to be the same services is appropriate and does not result in cross-subsidization. In responding, please also explain how this level of differing advisory fees is consistent with Rule 18f-3 and the Investment Company Act generally.

Response: Each share class is subject to the same advisory fee. As stated in the Investment Advisor section of the prospectus, “The difference in unified management fees among the classes is a result of their separate arrangements for non-Rule 12b-1 shareholder services. It is not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class.”

The G Class waiver was vetted with the Staff prior to its implementation in 2017. In a letter issued December 20, 2016, the Staff agreed it would not recommend an enforcement action if American Century Investment Management, Inc. (the “Advisor”) created a new class of shares (G Class) and contractually agreed to waive the entire unitary fee of that class.[1] G Class shares are available only to funds advised by the Advisor and its other advisory clients. They pay a contractual fee directly to the Advisor for investment advisory services, rather than paying indirectly through an investment in an underlying fund.

2.Comment: Since the fund charges a redemption fee or CDSC, there should be two expense examples, i.e., one if you redeem your shares and one if you do not. Alternatively, please explain why not reflecting the second example is reasonable/appropriate.

Response: The CDSC is charged only in cases where the shares are held for less than one year. Accordingly, an investment redeemed at the end of the 1-, 3-, 5-, and 10-year periods reflected in
[1] American Century Investment Management, SEC No-Action Letter, 2016 WL 7404628 (December 20, 2016).

the example would not be subject to the CDSC. If a second example were included, the amounts shown in both examples would be the same.

3.Comment: Significant market events have occurred as a result of the COVID-19 pandemic. Please consider whether the fund’s disclosures, including risk disclosures, should be revised based on how these events may affect the fund and its investments. If the registrant believes no additional disclosure is warranted, please explain supplementally why not. Moreover, has COVID-19 and related impacts caused the advisor to rethink the fundamental metrics, historical trends, and data relationships it relies on in making investment decisions? If so, please consider the need for enhanced strategy and risk disclosure addressing these topics.

Response: We have revised the fund’s risk disclosures to reflect the risks arising as a result of the COVID-19 pandemic. Otherwise, the process the Advisor uses to make investment decisions with respect to the fund has not changed as a result of COVID-19 and related impacts.

If you have any questions with regard to the above responses, please contact the undersigned at evan_johnson@americancentury.com or 816-340-3267.

Sincerely,

/s/ Evan C. Johnson
Evan C. Johnson
Assistant Secretary

American Century Investments
P.O. Box 410141, 4500 Main Street                            1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141                            www.americancentury.com